FISCHER-WATT GOLD COMPANY, INC.

2582 Taft Court

Lakewood, Colorado 80215

(303) 232-0292

December 21, 2010

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

ATTN:  Jennifer O'Brien

 Division of Corporate Finance

Re:

Comment Letter, Dated December 7, 2010, regarding

Fischer-Watt Gold Company, Inc.

Form 10-K for Fiscal Year Ended January 21, 2010

Filed May 17, 2010

Response Letter Dated October 29, 2010

File No. 000-17386

Dear Ms. O'Brien:

On behalf of Fischer-Watt Gold Company, Inc., request is hereby made for a ten (10) day extension to file the responses to the above-referenced comment letter, or until December 31, 2010.

Sincerely,

/s/ Peter Bojtos

Peter Bojtos

President